UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                 No     X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Contract for Overseas Issuance of Bonds

1.	Aggregate face value: US$600 million.

2.	Class of bonds: U.S. dollar-denominated fixed rate overseas note.

3.	Listing exchange: Singapore Stock Exchange

4.	Maturity date: June 24, 2014.

5.	Coupon rate: 5.875% per annum

6.	Yield to maturity: 6.057%

7.	Issue date: June 24, 2004

8.	Interest payment method: semi-annually in arrear

9.	Method of principal payment: payment on maturity date at 100%.

10.	Lead Managers: JP MORGAN, DEUTSCHE BANK SECURITIES, GOLDMAN SACHS (ASIA) L.L.C., DAIWA SECURITIES SMBC EUROPE

11.	Underwriters: JP MORGAN, DEUTSCHE BANK SECURITIES, GOLDMAN SACHS (ASIA) L.L.C., DAIWA SECURITIES SMBC EUROPE, BA ASIA LIMITED, CALTON, DAEWOO SECURITIES, HSBC, MORGAN STANLEY, SAMSUNG SECURITIES, STANDARD CHARTERED BANK, THE KOREA DEVELOPMENT BANK, UBS INVESTMENT BANK

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 18, 2004

KT Corporation

By:	/s/ Whajoon Cho
Name:	Whajoon Cho
Title:	Managing Director